05042072

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SEC FILE NUMBER
8- 42546

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED JUN 17 2005 THOMSON FINANCIAL

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 06 2005 BRANCH OF REGISTRATIONS AND 01 EXAMINATIONS

NAME OF BROKER-DEALER:

BISYS Shelf B/D (1), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summer Street, Suite 1500
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher — 614-470-8661
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BISYS Shelf B/D (1), Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Diane R. Wendel Baker
Notary Public

Robert Bucher
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Form.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
BISYS Shelf B/D (1), Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of BISYS Shelf B/D (1), Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at March 31, 2005, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 3, 2005

BISYS Shelf B/D (1), Inc.

(f/k/a J.P. Morgan Fund Distributors, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Financial Condition

March 31, 2005

Assets	
Cash	$ 2,945,500
Investments	3,210
Prepaid expenses	35,704
Total assets	$ 2,984,414
Liabilities and Stockholder's Equity	
Liabilities	
Accrued distribution related expenses	$ 382,139
Payable to affiliate	248,027
Accrued other expenses	27,099
Total liabilities	657,265
Stockholder's equity	
Common stock, $1.00 par value per share (1,000 shares authorized, 76 shares issued and outstanding)	76
Additional paid-in capital	1,035,917
Retained earnings	1,291,156
Total stockholder's equity	2,327,149
Total liabilities and stockholder's equity	$ 2,984,414

The accompanying notes are an integral part of these financial statements.

BISYS Shelf B/D (1), Inc.
(f/k/a J.P. Morgan Fund Distributors, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended March 31, 2005

Revenue	
Distribution fees	$ 16,709,625
Commissions	921,100
Other income	67,248
Interest income	845
Total revenue	17,698,818
Expenses	
Distribution related expenses	17,318,200
Administrative service fee to affiliate	3,200
Intangibles tax	19,230
Other operating expenses	92,750
Total expenses	17,433,380
Income before taxes	265,438
Income tax expense	92,903
Net income	$ 172,535

The accompanying notes are an integral part of these financial statements.

BISYS Shelf B/D (1), Inc.

(f/k/a J.P. Morgan Fund Distributors, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended March 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2004	$ 76	$ 785,917	$ 1,118,621	$ 1,904,614
Contribution from parent	-	250,000	-	250,000
Net income	-	-	172,535	172,535
Balances at March 31, 2005	$ 76	$ 1,035,917	$ 1,291,156	$ 2,327,149

The accompanying notes are an integral part of these financial statements.

BISYS Shelf B/D (1), Inc.
(f/k/a J.P. Morgan Fund Distributors, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended March 31, 2005

Cash flows from operating activities	
Net income	$ 172,535
Adjustments to reconcile net income to net cash used in operating activities	
Changes in assets and liabilities	
Decrease in distribution fees receivable	1,506,829
Decrease in commissions receivable	22,372
Increase in prepaid expenses	(27,586)
Decrease in accrued distribution related expenses	(2,772,109)
Increase in payable to affiliate	179,701
Increase in accrued other expenses	27,099
Net cash used in operating activities	(891,159)
Cash flows from investing activities	
Sale of investments	1,837,326
Net cash provided by investing activities	1,837,326
Cash flows from financing activities	
Contribution from parent	250,000
Net cash provided by financing activities	250,000
Net increase in cash	1,196,167
Cash at beginning of year	1,749,333
Cash at end of year	$ 2,945,500

The accompanying notes are an integral part of these financial statements.

1. Organization

BISYS Shelf B/D (1), Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company served as distributor and underwriter of the J.P. Morgan Funds, Inc. (the "Funds") and, as a result, substantially all the Company's revenues were earned from the Funds. The Company received distribution fees and commissions from these Funds. Effective February 19, 2005, the distribution agreement with the Funds was terminated.

2. Significant Accounting Policies

Cash

The Company maintains cash deposits in banks which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the institutions and believes that any potential credit loss is minimal.

Investments

Investments are composed of 300 shares of NASDAQ® stock at fair value.

Revenue Recognition

Distribution fees represent fees paid by the Funds pursuant to the Investment Company Act of 1940 and the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Commissions are based on a percentage of the value of the shares distributed.

Distribution Expense

Distribution expense represents fees paid to other broker-dealers which generated the distribution fees and an accrual for other distribution related expenses to be paid at future dates allowed under the Investment Company Act of 1940 and the Agreement between the Funds and the Company. Accrued distribution related expenses is based on fees and commissions earned by the Company from the Funds net of distribution expenses paid to other selling broker-dealers.

Intangibles Tax

The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes

BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. There are no state income taxes applicable to the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not exceed 15 to 1. At March 31, 2005, the Company has net capital under the Rule of $2,231,471, which is $2,187,653 in excess of its required net capital of $43,818. The Company's ratio of aggregate indebtedness to net capital at March 31, 2005 is .29 to 1.

4. Related Party Transactions

During the fiscal year ended March 31, 2005 and under a formal management agreement, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

6. Contracts

The Company had an Agreement with the Funds under which it provided distribution services. The Agreement was terminated by the Funds effective February 19, 2005. The Company received a percentage of net assets or sales of Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds prior to February 19, 2005.

Under the Agreement, the Company reimbursed third parties for distribution related expenses in accordance with the Investment Company act of 1940. The remaining accrued distribution related expenses are expected to be paid subsequent to March 31, 2005 pursuant to an agreement with the Funds.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

BISYS Shelf B/D (1), Inc.
(f/k/a J.P. Morgan Fund Distributors, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
March 31, 2005

Total stockholder's equity from statement of financial condition			$	2,327,149
Deductions				
Nonallowable assets				
Prepaid expenses	$	35,704		
Investments—NASDAQ® stock		3,210		38,914
Fidelity bond deduction				56,764
Net capital				2,231,471
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)				43,818
Excess net capital			$	2,187,653
Total aggregate indebtedness			$	657,265
Percentage of aggregate indebtedness to net capital				29%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report amended filing as of March 31, 2005, filed on June 3, 2005.

BISYS Shelf B/D (1), Inc.
(f/k/a J.P. Morgan Fund Distributors, Inc.)
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
March 31, 2005

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

PricewaterhouseCoopers LLP
One North Wacker
Chicago, IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001
www.pwc.com

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
BISYS Shelf B/D (1), Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BISYS Shelf B/D (1), Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

June 3, 2005